April 25, 2011

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:           Mr. Dominic Minore

Re:	Security Equity Fund (File Nos. 002-19458 and 811-01136) (the “Fund”)

Dear Mr. Minore:

We wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on the most recent Post-Effective Amendment to the registration statement of the Fund filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) on February 28, 2011 relating to one of its underlying Funds, the MSCI EAFE Equal Weight Fund (the “Fund”).  The SEC staff’s comments were conveyed via telephone conversation between you and Julien Bourgeois and Stephen Cohen of Dechert LLP on April 18, 2011.  Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted.  A summary of the SEC staff’s comments, followed by the responses of the Fund, is set forth below:

Comments Relating to the Class A, B and C Prospectus1

1.	Fees and Expenses of the Fund (page 3)

a.	Comment: Please remove footnote 1 to the “Shareholder Fees” table

Response:             We have implemented the requested change.

b.
Comment:               Please revise footnote 1 to the “Annual Operating Expenses” table to specify the amount of the expense cap.  Please also replace references to the term “waiver” with the word “reduction” or a synonym.  Finally, please confirm that any excludable expenses (i.e., brokerage costs, dividends on securities sold short, etc.) are properly reflected in the “Annual Fund Operating Expenses” table.

Response:             We have revised Footnote 1 to include the amount of the expense cap. With respect to the comment requesting that the term “reduction” be used instead of “waiver,” we are not aware of any SEC requirement to use such a term. In this regard, we note that the disclosure is consistent with Instruction 3(e) to Item 3 of Form N-1A. Finally, we confirm that all excludable expenses that are required to be disclosed are properly reflected in the “Annual Fund Operating Expenses” table.

1	At the SEC staff’s request, all relevant comments on the Class A, B and C Prospectus apply to the Institutional Prospectus.

c.	Comment:	Please file the fee waiver contract as an exhibit.

Response:           We will file the fee waiver contract as an exhibit and make the appropriate disclosure in the Part C.

d.	Comment:	Please clarify recoupment rights of adviser in the even the adviser relationship is terminated.

Response:           We note that the right to recoup arises by contract between the Fund and the Investment Manager.  Historically, the Investment Manager has never recouped fees from funds in the fund complex for which it has been entitled.  However, should the Investment Manager be replaced and no longer serve as the investment adviser to the Fund, the issue of whether it would exercise its right to recoupment would likely be subject to consideration by all parties, including the Board of the Fund as well as the new investment adviser.  We also note that the ability of the Investment Manager to recoup would be properly disclosed in all relevant disclosures to shareholders (e.g., proxy statement and registration statement).

e.	Comment:
Please provide a supplemental response noting that the restatement of the Fund’s fees in the “Annual Operating Expenses” has been calculated in a manner that is consistent with Instruction 3(d)(ii) to Item 3.

Response:             We confirm that the Fund has complied with Instruction 3(d)(ii) to Item 3.

2.	Principal Risks (page 5)

Comment:              Per Item 4(b), the summary of principal risks (“Item 4(b) Disclosure”) should be “[b]ased on the information given in response to Item 9(c) (“Item 9(c) Disclosure”).  Therefore, please add Equity Securities Risk to the Item 4(b) Disclosure.

Response:           We have implemented the requested change by aligning the Item 4(b) and Item 9(c) Disclosures.

3.	Performance Information (page 5)

a.	Comment:	Please integrate the footnote below the historical performance chart into the lead in narrative before the chart and note for what periods the Fund used different investment strategies.

Response:           We have implemented the requested change.

b.	Comment:	Please provide the performance of the MSCI EAFE Equal Weight Index in the “Average Total Returns” table.

Response:             We have implemented the requested change.

4.	Additional Information Regarding Investment Objective and Strategies (page 7)

Comment:              Please revise information included in response to Item 9 in order to expand on information provided in response to Item 4.

Response:             General Instruction C.3(a) of Form N-1A provides that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  Because additional disclosure that would be provided in response to Item 9(b) would be repetitive of the Item 4(a) disclosure, we have not included additional Item 9(b) disclosure.  We also note that this disclosure approach is consistent with that of other funds in the fund complex and that the SEC staff has had opportunities to review this approach in the past.

5.	Investment Manager (page 10)

Comment:              Please revise “Management Fees” section to clarify that the fees represented in the fee table are shown without applicable voluntary fee waivers.

Response:             We have implemented the requested change.

          Comments Relating to the Statement of Additional Information (“SAI”)

6.	Repurchase Agreements (page 4)

Comment:              Please clarify the maximum percentage of fund assets that will be invested in a repurchase agreement with a maturity of seven days or less.

Response:             We have implemented the requested change.

7.	Reverse Repurchase Agreements (page 4)

Comment:              Please delete the last sentence of this section.

Response:             We have implemented the requested change.

8.	Lending of Portfolio Securities (page 21)

a.	Comment: Please clarify that the cost of securities lending is not reflected in the expense ratio.

                                Response:             We have implemented the requested change.

b
Comment:              Please clarify that, when collateral received from securities lending is reinvested, a portion may be payable to a collateral agent for certain services and that the Fund may bear the risk of loss when investing the collateral.

Response:             We have implemented the requested change.

9.	Investment Restrictions (page 22 - 24)

a.	Comment:	Please revise the fourth sentence to clarify when the Fund would violate its limitation on borrowing.

Response:             We have implemented the requested change.

b.	Comment:	Please revise the title of the “Operating Policies” section to indicate that the operating policies enumerated are “non-fundamental.”

Response:             We have implemented the requested change.

c.	Comment:	Please revise the final sentence of the section to clarify that pledging and hypothecating assets are limited to 33 1/3% of the Fund’s assets.

Response:             We have not made any changes in response to the this comment, because the sentence is a clarification of Operating Policy two, which does not specifically limit pledging and/or hypothecating assets of the Fund.  However, we do acknowledge supplementally that the Fund will not pledge and/or hypothecate assets beyond the limits provided under the Investment Company Act of 1940 and any applicable rules thereunder.

10.	Directors and Officers (page 26)

Comment:              Please revise this section and include the discussion required by Item 17(b)(10).

Response:             We have implemented the requested change.

            Other

11.	Representations

Comment:              We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•           the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•           staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•           the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person wider the federal securities laws of the United States.

Response:         We make the following representations:

•           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•           SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•           the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws.

*      *      *

Please call Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if he may assist you in any way.

Very truly yours,

/S/

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC